 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Transaction in Own Shares

03 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 03 February 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
03 February 2020	429,751	1,989.20 GBp	1,962.20 GBp	1,976.12 GBp	LSE
03 February 2020	62,683	1,986.60 GBp	1,962.40 GBp	1,974.97 GBp	BATS (BXE)
03 February 2020	103,058	1,985.40 GBp	1,962.40 GBp	1,975.17 GBp	Chi-X (CXE)
03 February 2020	32,205	23.5950 EUR	23.1250 EUR	23.3773 EUR	BATS (BXE)
03 February 2020	119,976	23.6250 EUR	23.1250 EUR	23.3580 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_03.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/7b91cb50-e9ff-4de1-858c-531e82d01977)

Transaction in Own Shares

04 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 04 February 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
04 February 2020	35,260	23.6300 EUR	23.2850 EUR	23.5130 EUR	BATS (BXE)
04 February 2020	95,413	23.6400 EUR	23.2700 EUR	23.5228 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
04 February 2020	408,848	2,005.00 GBp	1,978.80 GBp	1,993.75 GBp	LSE
04 February 2020	19,735	2,005.00 GBp	1,980.40 GBp	1,994.88 GBp	BATS (BXE)
04 February 2020	101,020	2,005.00 GBp	1,978.20 GBp	1,994.68 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_04.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/842ee7ff-a353-4485-8d59-2ac392969a13)

Transaction in Own Shares

05 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 05 February 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
05 February 2020	314,089	2,040.00 GBp	1,979.60 GBp	2,020.77 GBp	LSE
05 February 2020	45,307	2,040.00 GBp	1,982.40 GBp	2,021.39 GBp	BATS (BXE)
05 February 2020	76,596	2,040.00 GBp	1,982.20 GBp	2,023.81 GBp	Chi-X (CXE)
05 February 2020	24,054	24.1350 EUR	23.5100 EUR	23.9768 EUR	BATS (BXE)
05 February 2020	78,994	24.1400 EUR	23.4800 EUR	23.9548 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_05.02.2020 long (https://ml-eu.globenewswire.com/Resource/Download/a55a58d4-e94c-45a9-a0dc-3954c46e28de)

Transaction in Own Shares

06 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 06 February 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
06 February 2020	8,665	24.2550 EUR	23.7600 EUR	24.0044 EUR	BATS (BXE)
06 February 2020	12,677	24.1450 EUR	23.7500 EUR	24.0296 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
06 February 2020	65,794	2,040.00 GBp	1,999.60 GBp	2,023.72 GBp	LSE
06 February 2020	8,924	2,039.00 GBp	2,000.50 GBp	2,024.55 GBp	BATS (BXE)
06 February 2020	3,828	2,039.00 GBp	1,999.80 GBp	2,022.41 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_06.02.2020 long (https://ml-eu.globenewswire.com/Resource/Download/4caa5d0c-3f40-4127-8644-1ad884ad44c1)

Transaction in Own Shares

07 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 07 February 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
07 February 2020	43,871	23.7850 EUR	23.4850 EUR	23.6215 EUR	BATS (BXE)
07 February 2020	101,515	23.8000 EUR	23.4750 EUR	23.6198 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
07 February 2020	506,877	2,002.00 GBp	1,971.00 GBp	1,984.50 GBp	LSE
07 February 2020	73,489	2,002.00 GBp	1,970.80 GBp	1,983.31 GBp	BATS (BXE)
07 February 2020	64,525	2,002.00 GBp	1,972.40 GBp	1,983.99 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_07.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/4ed64b93-22b2-4eed-a4f3-637c2a140fd3)

Transaction in Own Shares

10 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 10 February 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
10 February 2020	42,252	23.6600 EUR	23.4400 EUR	23.5181 EUR	BATS (BXE)
10 February 2020	87,409	23.6600 EUR	23.4450 EUR	23.5212 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
10 February 2020	397,995	1,996.20 GBp	1,960.60 GBp	1,972.28 GBp	LSE
10 February 2020	69,878	1,992.20 GBp	1,961.00 GBp	1,971.61 GBp	BATS (BXE)
10 February 2020	63,290	1,994.20 GBp	1,963.20 GBp	1,971.81 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_10.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/f8e2e427-10e8-4f6e-bf8c-110d3dbfa726)

Transaction in Own Shares

11 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 11 February 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
11 February 2020	31,975	23.7950 EUR	23.5350 EUR	23.6885 EUR	BATS (BXE)
11 February 2020	63,083	23.8000 EUR	23.5500 EUR	23.7017 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
11 February 2020	286,205	2,000.00 GBp	1,977.40 GBp	1,990.79 GBp	LSE
11 February 2020	32,923	1,999.20 GBp	1,978.80 GBp	1,989.39 GBp	BATS (BXE)
11 February 2020	36,561	1,999.60 GBp	1,978.80 GBp	1,990.60 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_11.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/ed67c561-e152-4cb8-abab-965a5189086a)

Transaction in Own Shares

12 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 12 February 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
12 February 2020	234,821	2,022.00 GBp	1,997.40 GBp	2,009.50 GBp	LSE
12 February 2020	29,907	2,020.50 GBp	1,998.60 GBp	2,009.01 GBp	BATS (BXE)
12 February 2020	58,260	2,022.00 GBp	1,999.60 GBp	2,009.73 GBp	Chi-X (CXE)
12 February 2020	23,054	24.1550 EUR	23.8350 EUR	23.9983 EUR	BATS (BXE)
12 February 2020	54,721	24.1600 EUR	23.8400 EUR	24.0050 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_12.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/249c6601-480c-4d45-a09b-96ad6b5c3da9)

Transaction in Own Shares

13 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 13 February 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
13 February 2020	1,670,278	1,980.00 GBp	1,932.00 GBp	1,947.44 GBp	LSE
13 February 2020	328,643	1,979.80 GBp	1,932.20 GBp	1,945.52 GBp	BATS (BXE)
13 February 2020	276,769	1,974.80 GBp	1,932.00 GBp	1,948.30 GBp	Chi-X (CXE)
13 February 2020	42,939	23.6650 EUR	23.3600 EUR	23.4915 EUR	BATS (BXE)
13 February 2020	67,634	23.7150 EUR	23.3600 EUR	23.5041 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_13.02.2020 long (https://ml-eu.globenewswire.com/Resource/Download/c4984811-e1a9-4e6a-a008-8cb2ace3a61f)

Transaction in Own Shares

14 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 14 February 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
14 February 2020	475,323	1,949.20 GBp	1,922.40 GBp	1,936.97 GBp	LSE
14 February 2020	74,675	1,949.00 GBp	1,922.60 GBp	1,936.05 GBp	BATS (BXE)
14 February 2020	104,217	1,948.80 GBp	1,922.80 GBp	1,937.22 GBp	Chi-X (CXE)
14 February 2020	12,745	23.4950 EUR	23.2350 EUR	23.3376 EUR	BATS (BXE)
14 February 2020	32,398	23.5600 EUR	23.2300 EUR	23.3635 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_14.02.2020 long (https://ml-eu.globenewswire.com/Resource/Download/5932e5fd-3962-4add-87d2-8e067cbaeb70)

Transaction in Own Shares

17 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 17 February 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
17 February 2020	452,684	1,945.00 GBp	1,928.80 GBp	1,935.08 GBp	LSE
17 February 2020	58,948	1,943.80 GBp	1,930.60 GBp	1,934.27 GBp	BATS (BXE)
17 February 2020	94,725	1,943.80 GBp	1,931.60 GBp	1,934.78 GBp	Chi-X (CXE)
17 February 2020	37,018	23.5400 EUR	23.3500 EUR	23.3939 EUR	BATS (BXE)
17 February 2020	69,323	23.5150 EUR	23.3450 EUR	23.3912 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_17.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/b09f0835-12b6-4f79-8c0c-cd092e5cd4b3)

Transaction in Own Shares

18 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 18 February 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
18 February 2020	673,020	1,934.80 GBp	1,902.20 GBp	1,913.56 GBp	LSE
18 February 2020	100,814	1,932.80 GBp	1,903.00 GBp	1,913.92 GBp	BATS (BXE)
18 February 2020	162,733	1,931.60 GBp	1,903.00 GBp	1,913.67 GBp	Chi-X (CXE)
18 February 2020	48,296	23.2950 EUR	23.0800 EUR	23.1899 EUR	BATS (BXE)
18 February 2020	96,378	23.3350 EUR	23.0900 EUR	23.1862 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_18.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/00336a9d-216f-4d7f-b20e-74d60e9a854a)

Transaction in Own Shares

19 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 19 February 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
19 February 2020	285,739	1,933.40 GBp	1,915.20 GBp	1,923.64 GBp	LSE
19 February 2020	36,237	1,932.80 GBp	1,915.00 GBp	1,924.36 GBp	BATS (BXE)
19 February 2020	71,715	1,932.80 GBp	1,916.40 GBp	1,925.00 GBp	Chi-X (CXE)
19 February 2020	29,273	23.3550 EUR	23.1850 EUR	23.2638 EUR	BATS (BXE)
19 February 2020	54,920	23.3600 EUR	23.1950 EUR	23.2791 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_19.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/c082a9e5-cd06-449b-8f63-9928c749d26b)

Transaction in Own Shares

20 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 20 February 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
20 February 2020	400,400	1,938.20 GBp	1,922.00 GBp	1,931.82 GBp	LSE
20 February 2020	63,930	1,938.20 GBp	1,923.00 GBp	1,932.14 GBp	BATS (BXE)
20 February 2020	87,250	1,938.20 GBp	1,922.00 GBp	1,931.88 GBp	Chi-X (CXE)
20 February 2020	35,819	23.2650 EUR	23.1450 EUR	23.1890 EUR	BATS (BXE)
20 February 2020	88,889	23.3100 EUR	23.1300 EUR	23.1933 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_20.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/2bc45c81-2b33-43d4-ae61-5ae206ad48cb)

Transaction in Own Shares

21 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 21 February 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
21 February 2020	57,258	22.9600 EUR	22.5150 EUR	22.7266 EUR	BATS (BXE)
21 February 2020	121,474	22.9750 EUR	22.5200 EUR	22.7227 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
21 February 2020	823,585	1,912.80 GBp	1,872.20 GBp	1,887.92 GBp	LSE
21 February 2020	123,023	1,912.40 GBp	1,872.00 GBp	1,888.07 GBp	BATS (BXE)
21 February 2020	117,864	1,911.00 GBp	1,872.40 GBp	1,886.86 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_21.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/8e32b337-2518-487e-bded-b7cd237ebec0)

Transaction in Own Shares

24 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 24 February 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
24 February 2020	97,481	22.1400 EUR	21.6550 EUR	21.8042 EUR	BATS (BXE)
24 February 2020	179,987	22.2000 EUR	21.6450 EUR	21.8081 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
24 February 2020	1,204,734	1,843.00 GBp	1,800.80 GBp	1,815.67 GBp	LSE
24 February 2020	145,587	1,840.00 GBp	1,802.00 GBp	1,815.24 GBp	BATS (BXE)
24 February 2020	141,320	1,842.60 GBp	1,800.80 GBp	1,815.01 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_24.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/573ac0b3-c2f5-45ed-9d2a-a8390ff5bff6)

Transaction in Own Shares

25 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 25 February 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
25 February 2020	603,833	1,827.60 GBp	1,777.40 GBp	1,798.38 GBp	LSE
25 February 2020	86,765	1,824.80 GBp	1,777.60 GBp	1,795.64 GBp	BATS (BXE)
25 February 2020	147,484	1,826.60 GBp	1,777.40 GBp	1,798.41 GBp	Chi-X (CXE)
25 February 2020	34,244	21.9900 EUR	21.4100 EUR	21.6465 EUR	BATS (BXE)
25 February 2020	99,116	21.9700 EUR	21.4200 EUR	21.6941 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_25.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/abb00db8-2adf-4b65-828e-d60e901d179b)

Transaction in Own Shares

26 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 26 February 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
26 February 2020	62,998	21.4200 EUR	21.0900 EUR	21.2741 EUR	BATS (BXE)
26 February 2020	210,730	21.4400 EUR	21.0750 EUR	21.2702 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
26 February 2020	651,192	1,789.20 GBp	1,763.20 GBp	1,780.47 GBp	LSE
26 February 2020	89,010	1,789.20 GBp	1,767.20 GBp	1,780.59 GBp	BATS (BXE)
26 February 2020	82,296	1,788.40 GBp	1,767.60 GBp	1,780.28 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_26.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/0a4e149a-c05d-4c6a-9d93-8f20ded9c5fd)

Transaction in Own Shares

27 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 27 February 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
27 February 2020	962,177	1,759.40 GBp	1,706.80 GBp	1,734.64 GBp	LSE
27 February 2020	124,594	1,759.40 GBp	1,709.00 GBp	1,734.78 GBp	BATS (BXE)
27 February 2020	217,265	1,759.40 GBp	1,707.40 GBp	1,735.57 GBp	Chi-X (CXE)
27 February 2020	79,188	20.9500 EUR	20.1750 EUR	20.5700 EUR	BATS (BXE)
27 February 2020	188,999	20.9500 EUR	20.1650 EUR	20.5481 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_27.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/5fd7d290-cf60-41c6-bdab-fe5f1a8fe1f8)

Transaction in Own Shares

28 February 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 28 February 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
28 February 2020	863,858	1,692.20 GBp	1,630.80 GBp	1,662.62 GBp	LSE
28 February 2020	117,660	1,689.20 GBp	1,636.00 GBp	1,664.43 GBp	BATS (BXE)
28 February 2020	197,039	1,691.80 GBp	1,631.20 GBp	1,662.01 GBp	Chi-X (CXE)
28 February 2020	73,191	19.8860 EUR	19.2320 EUR	19.5904 EUR	BATS (BXE)
28 February 2020	188,941	19.8920 EUR	19.2280 EUR	19.5860 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_28.02.2020 (https://ml-eu.globenewswire.com/Resource/Download/91bcc7c1-d28f-4fe3-8213-0ac028b9403d)

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: March 2, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary